Exhibit 19.1

CITIUS PHARMACEUTICALS, INC.

INSIDER TRADING POLICY

and Guidelines with Respect to

Certain Transactions in Company Securities

___________________

This Policy provides guidelines to members of the Board of Directors (“Board Member(s)”) and employees of Citius Pharmaceuticals, Inc. and its subsidiaries (the “Company”) with respect to transactions in the Company’s securities and the disclosure of material nonpublic information regarding the Company.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options to purchase common stock, and any other securities the Company may issue from time to time, such as preferred stock, warrants or debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company. It applies to all Board Members, all employees of the Company and its subsidiaries, and any consultants to the Company and its subsidiaries who receive or have access to material, nonpublic information (“Inside Information”) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Inside Information from any Insider.

Any person who possesses Inside Information regarding the Company is an Insider for so long as the information is material and not publicly known. Any person can be an Insider from time to time, and would at those times be subject to this Policy.

Statement of Policy

It is the policy of the Company to oppose the misuse of Inside Information in securities trading and the unauthorized disclosure of any nonpublic information acquired in the workplace.

1. Trading on Inside Information. No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Inside Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of such information or at such time as such information is no longer material. As used herein, the term “Trading Day” shall mean a day on which the stock exchange or market on which the Company’s stock trades is open for trading.

2. Tipping. No Insider shall disclose (“tip”) Inside Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Inside Information as to trading in the Company’s securities.

3. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

Potential Criminal and Civil Liability

and/or Disciplinary Action

1. Liability for Insider Trading. Insiders may be subject, in addition to disgorgement of profits (or of losses avoided), to penalties of up to $5,000,000 and up to 20 years in prison for engaging in transactions in the Company’s securities at a time when they have knowledge of Inside Information regarding the Company.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Inside Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. Regulatory authorities have imposed large penalties even when the disclosing person did not profit from the trading. The Securities and Exchange Commission, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

3. Possible Disciplinary Actions. Employees of, and consultants to, the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include, but is not limited to, ineligibility for future participation in the Company’s equity incentive plans, termination and/or referral to appropriate law enforcement and regulatory authorities.

Recommended Guidelines

1. Black-Out Period and Recommended Trading Window.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company strongly recommends that all persons having access to the Company’s internal financial statements or other Inside Information refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the following period (the “Trading Window”):

Trading Window: The period in any fiscal quarter commencing at the close of business on the second Trading Day following the public disclosure of the financial results for the prior fiscal quarter or year and ending at the close of business on the 15th day of the last month of the fiscal quarter.

The safest period for trading in the Company’s securities, assuming the absence of Inside Information, is generally the first few Trading Days of the Trading Window. Periods outside the Trading Window are particularly sensitive periods of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This is due to the fact that executive officers, directors and certain other persons will, as any quarter progresses, be increasingly likely to possess Inside Information about the expected financial results for the quarter.

The purpose behind the recommended Trading Window is to help establish a diligent effort to avoid any improper transactions. An Insider may choose not to follow this suggestion, but he or she should be particularly careful with respect to trading outside the Trading Window, since the Insider may, at such time, have access to (or later be deemed to have had access to) Inside Information regarding, among other things, the Company’s anticipated financial performance for the quarter.

It should be noted that even during the Trading Window any person possessing Inside Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days. Although the Company may from time to time recommend during a Trading Window that directors, executive officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and Insiders should use good judgment at all times.

From time to time, the Company may recommend that Insiders suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

2. Hedging, Margin Accounts and Collateral. Hedging or holding stock of the Company in margin accounts is strongly discouraged. Hedging can have unintended consequences, and margin accounts authorize brokers to sell stock to cover amounts owed to them. A forced sale could occur at a time when the individual has knowledge of Insider Information about the Company. A similar result can occur when Company stock is pledged as collateral for a loan.

3. Preclearance of Trades. The Company has determined that all executive officers, Board Members of the Company and the employees listed on Exhibit A attached hereto, as amended from time to time, should refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s mandatory “preclearance” procedures, a copy of which is attached hereto as Exhibit B. Executive officers, Board Members and employees listed on Exhibit A should contact the Company’s Insider Trading Compliance Officer, currently the Company’s Chief Financial Officer, prior to initiating any purchase or sale of the Company’s securities. The Company may also find it necessary, from time to time, to require compliance with the preclearance process from certain employees, consultants and contractors in addition to executive officers, Board Members and the employees listed on Exhibit A.

4. Individual Responsibility. Every Insider has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Inside Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information

Regarding Other Companies

This Policy and the guidelines described herein also apply to Inside Information relating to other companies, including the Company’s collaborative partners, customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on Inside Information regarding the Company’s business partners. All Board Members, executive officers and employees should treat Inside Information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

Definition of Inside Information

“Inside Information,” for the purposes of this Policy, is material, nonpublic information.

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Either positive or negative information may be material. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Financial results

●	Projections of future earnings or losses

●	News of a pending or proposed merger or acquisition

●	News of the acquisition or disposition of a product candidate

●	Impending bankruptcy or financial liquidity problems

●	Changes in dividend policy

●	New product or service announcements of a significant nature

●	Stock splits or cash or stock dividends

●	New equity or debt offerings

●	Significant litigation exposure due to actual or threatened litigation

●	Major changes in senior management or the Board of Directors

●	Listing status on an exchange or market

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s equity incentive plans (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. The Company does not exempt from this Policy the sale of stock received under the Company’s stock option or other equity incentive plans (pursuant to stock options, restricted stock awards, stock bonuses or otherwise) or any action taken by a participant pursuant to such plans (or awards thereunder) that results in the participant receiving consideration based on the market price of the Company’s stock.

In addition, Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, provides affirmative defenses against insider trading claims if the person making the purchase or sale demonstrates that:

(A)	before becoming aware of the information, the person had:

(1)	entered into a binding contract to purchase or sell the security;

(2)	instructed another person to purchase or sell the security for the instructing person’s account; or

(3)	adopted a written plan for trading securities; and

(B)	such contract, instruction or plan must have:

(1)	specified the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased and sold;

(2)	included a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or

(3)	did not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction or plan, did exercise such influence must not have been aware of the material nonpublic information when doing so; and

(C)	the purchase or sale that occurred was pursuant to the contract, instruction or plan. For example, a person will fail this requirement if the person alters or deviates from the contract, instruction or plan to purchase or sell securities, whether by changing the amount, price or timing of the purchase or sale, or if such person entered into or altered a corresponding or hedging transaction or position with respect to those securities.

Additional Information – Board Members and Officers

Board Members and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. Officers and Board Members may not purchase and sell (or sell and then purchase) the Company’s securities at a profit within any six-month period whether or not they had knowledge of any Inside Information at that time. Neither the receipt of an option under the Company’s equity plans, nor the exercise of that option, will be deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or Board Member may ever make a short sale of the Company’s stock. The Company has provided, or will provide, separate memoranda and other appropriate materials to its officers and Board Members regarding compliance with Section 16 and its related rules.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer, currently the Company’s Chief Financial Officer.

Adopted by the Board of Directors on June 23, 2016.